[Bond Purchase Letterhead]

BOND PURCHASE,  LLC
1100 Main, Suite 2100 o Kansas City, MO 64105
P.O. Box 26730 o Kansas City, MO 64196
(816) 421-4670 o FAX (816) 221-1829

TO:      Limited Partners of McNeil Real Estate Fund XX, L.P.

FROM:    Bond Purchase, L.L.C.

DATE:    January 25, 2000

RE:      Tender Offer/Whitehall Merger Transaction

Dear Limited Partner:

You should have received from us an offer to buy all of the outstanding limited partner units in McNeil Real Estate Fund XX, L.P. at a price of $100 per unit. Today, we have decided to increase our cash tender offer price from $100 per unit to $110 per unit. All limited partners who have previously tendered will automatically receive $110 per unit if the offer is consummated. The offer will expire at 12 p.m. EDT on February 11, 2000, unless extended.

McNeil Partners, L.P., the general partner of McNeil Real Estate Fund XX is currently soliciting proxies in connection with a Proxy Statement it sent you in December 1999 in connection with a merger with Whitehall Street Real Estate Limited Partnership XI. McNeil Partners and the special committee supposedly representing the interests of the limited partners had previously claimed $92 per unit was a "Fair Price." In light of our tender offer at a higher price, they have (i) postponed the meeting to vote on the Whitehall merger proposal originally scheduled for January 21, 2000 to February 2, 2000 and (ii) raised their "fair price" that limited partners would receive pursuant to the Whitehall transaction from $92 to $105 per unit. As a result of this increased offer, we now are offering $110 per unit.

Be advised, we have filed a lawsuit against McNeil arising out of this transaction which includes a count for breach of fiduciary duty. Also, be advised, we made our offer despite McNeil's refusal to provide us any access to the books and records on the property held by the partnership. Our current general partner has thwarted our attempts to offer the highest possible price by initially refusing to disclose a list of the limited partners. The general partner refused to turn over a list of limited partners so we could communicate our higher offer directly until ordered to do so by a court. Please be aware that our tender offer is conditioned on the Whitehall merger not being approved by limited partners holding a majority of the limited partner units. Our offer is also conditioned upon receiving at least twenty-five percent (25%) of the limited partner units.

We believe our tender offer is more fair to you as it provides you with the option to stay in the partnership. If you would like to liquidate your position with McNeil XX, you can tender to us and


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receive $5 per unit more than under the current  Whitehall  proposal.  If you do not wish to liquidate your position in McNeil XX at this time for economic, tax or other reasons, we do not intend to propose a second-step merger to cash each of you out as is the case with the Whitehall transaction. In this case, if you do not tender your units to us and the merger proposal is not approved, you remain a limited partner. Therefore, if you desire to tender your units to us at $110 per unit or desire to remain a limited partner of McNeil XX, we suggest you withdraw your proxy if you have already voted in favor of the Whitehall merger or continue to abstain from voting.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Bond Purchase. The offer is made solely by our Offer to Purchase dated January 13, 2000 and the related letter of transmittal previously sent to you. Georgeson & Co. is serving as information agent for the offer.

Questions and requests for assistance with respect to our tender offer may be directed to us at 1100 Main, Suite 2100, Kansas City, Missouri 64105, 816-421-4670 (phone) or 816- 221-1829 (fax).


Sincerely,

Bond Purchase, L.L.C.

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